

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Mark E. Lehman
Chief Legal Officer
PolarityTE, Inc.
1960 S. 4250 West
Salt Lake City, UT 84104

      Re: PolarityTE, Inc.
          Registration Statement on Form S-1
          Filed June 17, 2022
          File No. 333-265693

Dear Mr. Lehman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: David Marx, Esq.